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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

[  ]  Form  10-KSB   [  ]  Form  11-K   [ X ]  Form  10-QSB   [  ]  Form N-SAR

For  Period  Ended:  MARCH 31,  2003

[  ]  Transition  Report  on  Form  10-K
[  ]  Transition  Report  on  Form  20-F
[  ]  Transition  Report  on  Form  11-K
[  ]  Transition  Report  on  Form  10-Q
[  ]  Transition  Report  on  Form  N-SAR

For  the  Transition  Period  Ended:     ____________________________________

     Read Attached  Instruction  Sheet Before  Preparing  Form.  Please Print or
Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART  I  -  REGISTRANT  INFORMATION

     Full  Name  of  Registrant:  The  Lionshare  Group,  Inc.
                                --------------------------------------

     Former  Name  if  Applicable: ___________________________________

     1900 Corporate Blvd., Suite 305W, Boca Raton, Florida 33431
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     Address  of  Principal  Executive  Office  (Street  and  Number)

     Boca  Raton,  Florida  33431
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     City,  State  and  Zip  Code

PART  II  -  RULES  12B-25(b)  AND  (c)

If the subject report could not be filed without unreason-able effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [Paragraph 23,047], the following should be completed. (Check box, if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the

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subject  quarterly report or transition  report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]


[  ]     (c)     The  accountant's  statement  or other exhibit required by
Rule 12b-25(c)  has  been  attached if  applicable.

PART  III  -  NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

     Management requires additional time to provide certain information to be included in the report.

PART  IV  -  OTHER  INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

     Jeff Barocas                            561         241-9921
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     (Name)                               (Area Code)(Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is NO, identify report(s).

                         [X]  Yes               [  ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                         [  ]  Yes               [X]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            The Lionshare Group, Inc.
                   ------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  May 14,  2003          By:  /s/  Jeff Barocas
                                       -------------------------------
                                        Jeff Barocas,  President

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